UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 28, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Peregrine Pharmaceuticals, Inc.
File No. 1-32839 - CF# 25064

   Peregrine Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 14, 2010.

   Based on representations by Peregrine Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following Exhibits will not be released to the public for the time periods specified:

Exhibit 10.17	through April 15, 2013
Exhibit 10.18	through April 15, 2013
Exhibit 10.19	through April 15, 2013
Exhibit 10.20	through April 15, 2013
Exhibit 10.21	through April 15, 2013
Exhibit 10.22	through April 15, 2013
Exhibit 10.23	through April 15, 2013
Exhibit 10.24	through April 15, 2013

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel